MAIL STOP 3561

      October 21, 2005

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

Re:	Israel Growth Partners Acquisition Corp.
		Registration Statement on Form S-1
      Filed September 15, 2005
		File No. 333-128355

Dear Mr. Karp:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
2. Tell us the factors you considered in determining to value this offering at $51,710,000 and offer the Series A units at $10.50 per unit and the Series B units at $10.10 per unit. What factors did you consider when determining that you might need $46,460,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on August 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Israel Growth Partners Acquisition Corp. Given management`s extensive and high-level experience in the technology sector and in various business affairs within and related to Israel, as well as certain of your affiliates` relationship with Mercator Partners Acquisition Corp. ("Mercator"), a blank check company that recently completed an IPO, the precise nature of management`s knowledge about its ability to effect a combination with a company affiliated with Israel whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.
3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view towards disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank check companies have engaged in the desired business combination outlined in the prospectus.
To
assist the staff in this regard, please present the information in a tabular format.
4. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.
5. Please clarify, in the forepart of the prospectus, whether the officers and directors can purchase Series A units in the offering or in the open market.

Registration Statement Facing Page
6. The registration statement fee table indicates that you are registering 2,475,000 Class W warrants and 2,475,000 Class Z warrants that were previously issued to your officers, directors and advisors.
Registration of such warrants would appear to constitute a secondary offering by these shareholders. Please advise and amend your registration statement as appropriate to reflect this fact. We may have further comment.
7. We are unable to locate the shares of common stock underlying the
Series A and Series B units.  Please advise or revise.
8. We note that the registration statement covers "any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction." Please revise the disclosure to state that the additional shares of common stock may be offered or issued "to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Prospectus Cover Page
9. Please revise your cover page to 10 point roman type.  See Rule
420.
10. Please revise the first paragraph to indicate the offering price per unit.
11. Limit your disclosure to only that information required by Item
501 of Regulation S-B. We specifically refer you to disclosure referencing the unit symbols and the disclosure that the units, common stock and warrants will be quoted on the OTC Bulletin Board.

Prospectus Summary, page 1
12. Much of the disclosure provided in the first several paragraphs relates to the technology industry. If you intend to focus on this sector, this fact should be disclosed on the cover page, in the Summary and in the Business section, along with an appropriate discussion of this industry. If you do not intend to focus on the technology sector, we are confused why you have included disclosure specifically addressing such sector in the Summary.
13. You state that you have not engaged or retained any agent or other representative to identify or locate an acquisition candidate.
Clarify this statement by also disclosing the fact that the HCFP/Brenner has been engaged to act as your investment banker in a business combination.
14. Clarify whether the "Current Report on Form 8-K" will be distributed to unit holders.
15. We note you cross-reference the section "Class Z Warrants - Redemption" to describe how the redemption criteria were established.
Revise the registration statement to delete the use of cross-references from the forepart of the prospectus including the disclosure in the risk factors section except for the cross-reference to the risk factors on the cover page.
16. Please include the proposed OTCBB symbols for your shares of common stock and warrants.
17. You disclose under "Limited payments to insiders" that no fees or cash payments will be paid to any existing shareholders, officers, directors or affiliates prior to a business combination. This disclosure suggests that fees or cash payments may or will be made to such persons following a business combination. Please clarify.
18. Revise to clarify whether there is any limit on the amount of out-of-pocket expenses that may be reimbursed and who will determine the reasonableness of these expenses.
19. Under "Distribution of proceeds held in trust to Class B stockholders..." and in an appropriate risk factor, please state the amount per share that public stockholders of your Series B units will receive if you are forced to liquidate before a business combination.
In this regard, we note the disclosure on page 8 that holders of Series A units will bear all the costs of the offering, including underwriting discounts and commissions. We also note the disclosure in the table on page 61 which suggests that certain discounts and expense allowances will be deducted from the Series B units. Please advise and reconcile.

Summary Financial Data, page 9
20. Please revise the fifth paragraph to indicate the approximate dollar amount converted if 19.99% of the 9,200,000 shares are converted under the conversion rights.
Risk Factors, page 10
21. Revise risk factor six to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

22. Please identify in risk factor seven the executive officers that
will be personally liable to ensure the funds in trust are not reduced by vendor and other claims. Explain "severally."
23. In risk factor seven, we note your disclosure that you "will seek
to have" third parties execute agreements to waive any right, title,
interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.
24. Please explain the disclosure in the tenth risk factor that
"we
expect Messrs. Matty Karp, Carmel Vernia, Dror Gad and David
Silberg,
our executive officers, to remain associated with us in senior management or advisory positions following a business combination."
Please provide detailed disclosure in the business section
regarding
this matter. State whether this may be a term of the business combination agreement. We may have further comment.
25. Reference is made to risk factor 12.  Specifically disclose the
contractual and fiduciary obligations that Lior Samuleson has to Mercator. You state that "they may have conflicts of interest in determining which entity a particular business opportunity should be presented." Who is "they"? Also, why do you say they "may" have conflicts when it appears the named person "will" have conflicts
given his prior obligations to Mercator?   This fact should be
fully
discussed and highlighted. Finally, disclose in this risk factor Mercator`s specified target industry and the status of its search efforts to date.
26. Expand the disclosure in risk factor 13 to also indicate the amount of common stock, Class W warrants and Class Z warrants owned by officers and directors.
27. You disclose in risk factor 23 that you believe each non-employee director is "independent." You also disclose on page 52 that your directors may not be deemed "independent." Please reconcile.

28. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse effect," "material adverse effect" or "adversely affect" your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 19, 20, 27, 29, 31-33.
29. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. For example see risk factors 9, 10, 14 and 33 under this section. Please remove such risk factors and address those issues later in the prospectus or revise to cite a particular risk.

Use of Proceeds, page 23
30. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the second and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.
31. Please clarify in footnote 1 the amount of offering expenses already paid from the initial investment received from your existing shareholders.
32. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $250,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail.
33. Please revise to indicate that there is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than your board of directors.

Dilution, page 25
34. Revise to add a footnote to show the fully dilutive effect addressing the 4,950,000 warrants issued to the officers and directors for $0.05 per warrant.

Proposed Business, page 30
35. Under "The Israeli Companies Law," specifically address how the
Israeli Companies Law-1999 might impact or affect a proposed business
combination with an Israeli company.   Consider addressing this
impact as a risk factor.
36. Under "Sources of target businesses," provide the basis for your belief that there are numerous acquisition candidates in Israel for you to target.
37. Under "Limited ability to evaluate the target business` management," identify the current members of management that you expect to remain associated with the company. Explain "associated."
We note the disclosure that such persons may receive cash payments or shares for services following a business combination and that such payments would be negotiated at the time of negotiations for the business combination. Elaborate both here and in the Conflicts of Interest section on the probable conflict that will result as members of management negotiate both the terms of the business combination and the terms of payment for services to themselves.
38. Provide disclosure similar to that required by Item 101(g) of Regulation S-K.

Conversion rights, page 39
39. Your disclosure indicates that it is "anticipated" that "the funds to be distributed to Class B stockholders entitled to convert their Class B shares who elect conversion will be distributed promptly after completion of a business combination." Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly.
We
may have further comment.

Distribution of trust fund to Class B stockholders if no business combination, page 39
40. Your disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the expiration of the applicable 15-month or 21-month period." Explain why you "anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

Management, page 46
41. Disclose the dates Mr. Karp served on the board of the various companies listed.
42. Revise to indicate the "other Concord portfolio companies" where
Mr. Karp served on the Board of Directors.
43. Discuss the "various investment activities" engaged in by Mr. Vernia since January 2005. Disclose the dates he served as COO and
CEO of Verint Systems. Also clarify whether he held any position(s) from June 2002 through May 2003.
44. Discuss the business of Mercator Capital LLC under Mr. Silberg`s business description. Indicate the type of research Mercator Research provides to Mercator Capital and what Mercator Capital does with the same.
45. Discuss the role that your senior advisors will serve, including any decision making or voting authority they have.

Certain Transactions, page 52
46. We note from page 49 that in addition to Mr. Samuleson, other persons related to the company as officers, directors and existing shareholders are also related to Mercator. In this regard, we note that Mr. Silberg, an executive officer and director of the company, is also an affiliate of Mercator Capital and that Mercator Capital provides general and administrative services to Mercator. We also note that Mercator Capital was an initial shareholder of Mercator. We therefore believe that Mercator Capital is an affiliate of Mercator. We further note that Mercator Research, an entity that provides general and administrative services to the company, also provides research and other services to Mercator Capital and that Mercator Research and Mercator Capital both are affiliated with Mr.
Silberg. We therefore believe that Mercator Research and Mercator Capital are affiliates of each other.
We request that these related transactions, affiliations and overlapping relationships be clarified and highlighted throughout the prospectus. In doing so, we request that you disclose the exact nature and value of the services rendered by Mercator Capital to Mercator. We also request that you disclose the exact nature and value of the research and other services rendered by Mercator Research to Mercator Capital and that you disclose whether these services were rendered for the benefit of Mercator. Please also advise whether the research provided or the services rendered by Mercator Research are the same services to be provided to the company.
Given these relationships, we further request that you provide us with a supplemental analysis addressing whether Mercator and the company are affiliated and the potential conflicts this creates as you both search for target businesses. We also ask that you affirmatively disclose whether any prior, current or ongoing target information or industry research might in any way be provided to the company by Mercator, its affiliates, Mercator Capital, or Mercator Research. We may have further comment.
47. We note your statement that your directors may purchase units in the offering, units in the open market and may purchase Class B common stock in the open market. We also note your statement that "these individuals may not have the same interests as other Class B common stockholders." Indicate how these individuals may not have the same interests as other Class B common stockholders.
48. Under "Prior and Present Involvement of Senior Advisors...," please disclose the reasons Source Media sold substantially all of its assets in 2002 and terminated its operations.
Underwriting, page 59
49. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
50. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
51. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
52. In your underwriting agreement you agree to reimburse the HCFP/Brenner representative to the board for reasonable out of pocket expenses in connection with its attendance at board meetings. Please disclose this information here and elsewhere, as appropriate.
53. Please advise when the distribution will terminate.

Where you can find additional information, page 63
54. Please revise to the information required by Item 101(e) of Regulation S-K regarding reports to security holders.
Financial Statements

Note 5 - Commitment, F-9
55. Please disclose in the footnotes to the financial statements the following commitments and contingencies which are disclosed in other portions of the document:
* The commitment to pay fees of 6% of the gross offering proceeds as an underwriting discount and 1% of the gross offering proceeds for non-accountable expenses to HCFP/Brenner Securities at the closing of the offering as disclosed on page 23.
* The fee that will be payable to HCFP/Brenner Securities at the closing of your business combination as disclosed on page 37.
* The warrant solicitation fee that may become payable to HCFP/Brenner Securities as disclosed on page 62.

Note 7 - Warrants and Option to Purchase Common Stock, F-9
56. We noted you issued warrants for $247,500. Please cite the specific authoritative literature you used to support your accounting treatment regarding your initial balance sheet classification. In your response, provide a narrative discussion addressing the applicability of SFAS 133, specifically paragraphs six to nine, and
EITF 00-19. Please revise to disclose the material terms of the warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.
57. We note that the underwriter will be issued a UPO for 25,000 Series A units and/or 230,000 Series B units. Please revise your disclosure of the UPO to include a discussion of the significant terms and conditions required for the underwriter to receive both the
Series A and Series B units as part of the option versus Series A or
Series B units.

Other
58. Please provide a currently dated consent in any amendment to the registration statement.

Part II

Recent Sales of Unregistered Securities, page II-4
59. Revise to indicate the facts relied upon to make the Section
4(2)
exemption available for the noted transaction. We may have further comment.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Robert J. Mittman
	Fax: (212) 885-5001

	David Miller
	Graubard Miller
	405 Lexington Avenue
	New York, NY 10174


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Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
October 21, 2005
P. 1